BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02060294

02 NOV 13

07.11.2002

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

SUPPL

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Dear Sirs,

Please find attached the Financial Results for the 3rd Quarter and First Nine Months 2002 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

12/19

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

MEDIA CONTACT:
U.S.A. Lisa Beachy, Tel. +1 978 698 1124
Europe Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:
Dieter Bock, Tel. +49 9132 81 2261

Financial Results for the 3rd Quarter and the First Nine Months of 2002

Herzogenaurach, Germany, November 6, 2002 – PUMA AG herewith announces its consolidated financial results for the 3rd Quarter and the First Nine Months of 2002.

Financial Performance 3rd Quarter

- **Strong growth continues, consolidated sales up 48%**
- **Gross profit further improves to 44%**
- **EBT reaches the highest level ever of €49 million or almost 17% of sales**
- **Earnings per share leap from €1.13 to €2.16**

Financial Performance January until September

- **Worldwide brand sales increase 38%**
- **Consolidated sales grow 54%**
- **Strong gross profit margin with 43.5%**
- **EBT rise 125% from € 47 million to €106 million**
- **Earnings per share more than double to €4.66 (€ 1.89)**

Outlook

- **Future orders up 60% reaching record level of €501 million**
- **Expected sales growth for FY 2002 nearly 50%**
- **Pre-tax earnings targeted at above 12% of sales**

Income Statement Review

Strong growth continues

In the third quarter, sales increased by 48.2% from €197.1 million to €292 million, thereby once again reaching the highest quarterly sales level in the company's history. For the period January through September, sales were up by 53.6%, growing from €475.8 million to €730.6 million. Without currency fluctuations, sales were up 55%. Consequently, despite a continued difficult market environment, PUMA further strengthened its position as one of the fastest growing brands in the sporting goods industry.

Footwear sales performed particularly well, with an increase of 60.3% during the third quarter and 60.7% for the first nine months of 2002, reaching €198.5 million or € 502.9 million respectively. Apparel sales improved by 32.8% to €75.5 million or 37.6% to €180 million respectively. Accessories also experienced solid growth, rising 9.5% to €18 million in Q3 and 49.1% to €47.8 million year-to-date.


Consolidated Net Sales (€ million)
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4
2001
2002

Worldwide PUMA brand sales, including sales from licensees, increased significantly by 37.9% to €1,060.8 million. Currency adjusted, this marked an increase of 41.1%. As a percentage of worldwide branded sales, footwear accounted for 60.9%, apparel for 31.3% and accessories for 7.8%. Divided by regions, worldwide sales were as follows: Europe 54%, Americas 17.1%, Asia/Pacific 27.2% and Africa/Middle East 1.7%.

Strong gross profit margin

In the third quarter, the gross profit margin further improved and reached 44.1% compared to 42.4% last year. For the first nine months, the gross profit margin reached 43.5% versus 41.3% the previous year.


Gross Profit Margin (in %)
45%
40%
35%
Q1
Q2
Q3
Q4
2001
2002

Royalty and commission income was up 10.4% to €9.6 million in the third quarter, and 20.7% to €30.8 million from January through September. In the third quarter SG&A increased 41.9% to €86.4 million. On a year to date basis SG&A rose 38.3% to a total of €232.6 million. As a percentage of sales however, SG&A decreased from 30.9% to 29.6% in Q3, and from 35.3% to 31.8% on a year to date basis. Marketing and Retail accounted for 13.3% of sales and Research, Design and Development for 2.4%.

EBT reached the highest level ever

In the third quarter, EBT soared another 72.7% and reached €48.6 million or 16.7% of sales, versus €28.2 million or 14.3% of sales last year. This is the highest level ever realized by PUMA in a single quarter. For the first nine months, EBT was up significantly by 125.1% from €47 million to €105.8 million. In reaching this level, the revised full year expectations were already achieved in the first nine months of 2002.


EBT (€ million)
50
40
30
20
10
0
Q1
Q2
Q3
Q4
2001
2002

Earnings per share more than doubled

Third quarter net earnings amounted to €33.7 million or €2.16 per share, compared to €17.5 million or €1.13 last year. Net earnings for the first nine months totaled €72.3 million versus €29.1 million, an increase of 148.2%. Therefore, earnings per share more than doubled from €1.89 to 4.66, or to €4.57 per diluted share on a year-to-date basis.


Earnings per Share (in €)
2,4
1,8
1,2
0,6
0
Q1
Q2
Q3
Q4
2001
2002

Balance Sheet Review

The total balance sheet increased by 40.8% to €539 million, in particular due to the company's strong cash position. Equity improved from €159.3 million to €246.2 million, representing an increase of 54.6%. Respectively the equity ratio jumped from 41.6% to 45.7%.

At the end of September inventories stood at €126.5 million, an increase of 17.5% from last year. Receivables were up 26.8% to €219 million, a level well below the sales increase in the third quarter of 48.2%.

Cash on hand improved significantly from €22.9 million at the end of September 2001 to €96.1 million at the end of September 2002 due to the strong free cash flow. Balanced with bank debts, PUMA's net cash position improved from negative €21.7 million to positive € 52.5 million.

Regional Highlights

Europe

During the third quarter, sales in Europe were up by 54.5% to €221 million. Sales for the first nine months rose by 59.3% to €514.3 million, versus €322.9 million last year. All countries within this region contributed with impressive double-digit growth. In terms of product categories, footwear was up 72.3%, apparel was up 33% and accessories were up 47.9%. Comprising 70.4% of the company's consolidated sales, Europe continues to be the strongest region.

Americas

Sales in the Americas grew 34% to €53.6 million during the third quarter, reaching €165.8 million for the first nine months. When compared to the previous year, this marked an increase of 47.2%.

Exclusively the US contributed with strong growth. On a constant Dollar base, sales in the US increased by 51.9% during Q3 and 58.8% for the period January through September. In absolute amounts, the increase was mainly driven by footwear, while apparel and accessories sales almost doubled. Sales in Latin America were on previous years level, due to the overall market environment. Total sales for the Americas contributed 22.7% to consolidated sales.

Asia/Pacific Rim

In the Asia/Pacific Rim region, sales reached €11 million in the third quarter, and grew by 4.7% to €34.8 million during the first nine months. Only Australia, New Zealand, and the Pacific Islands, contribute to this region. Other Asian markets such as Japan, Korea, and South-East Asia comprise license markets for PUMA.

Africa/Middle East

Sales in Africa/Middle East more than doubled in the third quarter as well as for the first nine months, reaching €6.3 million or €15.8 million respectively.


Sales by Region (€ million)
Europe
Americas
A/P
A/M.E.
2002
2001
0
100
200
300
400
500

Future Orders

Future orders up 60%

PUMA's future orders for delivery, mainly during the next 6 months, are at their highest level ever at €501.4 million, marking an increase of 60.4% compared with last year. Currency adjusted, the increase translates to 61.6%.

Footwear orders rose significantly by 66.3% to €372.4 million, apparel improved with a 56.6% increase to €112.8 million, and orders for accessories stood at last year's level.

By region, Europe was up 63.2% to €373.9 million, the Americas rose 67.3% to €102.8 million, whereby orders for the U.S. were up significantly by 73.3% on a currency adjusted basis. Asia/Pacific increased by 17.4% to €20 million, and Africa/Middle East rose from € 5 million to € 7.7 million.


Orders (€ million)
Footwear
Apparel
Acc.
2002
2001
0
100
200
300
400

Outlook

Expected sales growth for FY 2002 nearly 50%

Management expects sales growth for FY 2002 of nearly 50%. This would be the highest growth rate in eight consecutive years of growth.

The gross profit margin should maintain a high level of 43% or slightly above. Total selling, general and administration expenses are projected to lie between 33% and 34% of sales. Pre-tax profits are targeted at above 12% of sales, and earnings per share should surpass €5.00.

Jochen Zeitz, Chairman and CEO, said: "In light of the overall challenging market environment, our strong performance is even more pleasing. We are well positioned to further enhance our market share and position with the goal of becoming the most desirable sportlifestyle brand in the world."

Financial Calendar

Preliminary results for Q4 and FY 2002 are scheduled to be released at the end of January. Final results will follow end of February 2003.

The shareholders' meeting for FY 2002 will take place on April 17, 2003 in Herzogenaurach, Germany.

PUMA's earnings releases and other financial information are available on the Internet at "puma.com".

This document contains forward-looking information about the Company's financial status and strategic initiatives. Such information is subject to a certain level of risk and uncertainty that could cause the Company's actual results to differ significantly from the information discussed in this document. The forward-looking information is based on the current expectations and prognosis of the management team. Therefore, this document is further subject to the risk that such expectations or prognosis, or the premise of such underlying expectations or prognosis, become erroneous. Circumstances that could alter the Company's actual results and procure such results to differ significantly from those contained in forward-looking statements made by or on behalf of the Company include, but are not limited to those discussed be above.

###

PUMA® is the global athletic brand that successfully fuses influences from sport, lifestyle and fashion. PUMA's unique industry perspective delivers the unexpected in sportlifestyle footwear, apparel and accessories, through technical innovation and revolutionary design. Established in Herzogenaurach, Germany in 1948, PUMA distributes products in over 80 countries. For further information please visit www.puma.com.

Income Statements PUMA Group	Q3/2002 € Mio.	Q3/2001 € Mio.	Deviation	1-9/2002 € Mio.	1-9/2001 € Mio.	Deviation
Net sales	**292,0**	**197,1**	48,2%	**730,6**	**475,8**	53,6%
Cost of sales	-163,2	-113,4	43,9%	-413,1	-279,2	48,0%
Gross Profit	**128,8**	**83,6**	53,9%	**317,6**	**196,6**	61,5%
- in % of net sales	44,1%	42,4%		43,5%	41,3%	
Royalty and commission income	9,6	8,7	10,4%	30,8	25,6	20,7%
	138,4	92,3	49,8%	348,4	222,2	56,8%
Selling, general and administrative expenses	-86,4	-60,8	41,9%	-232,6	-168,1	38,3%
EBITDA	**52,0**	**31,5**	65,1%	**115,9**	**54,0**	114,4%
Depreciation and amortisation	-3,1	-2,4	27,3%	-9,0	-5,5	62,4%
EBIT	**48,9**	**29,1**	68,3%	**106,9**	**48,5**	120,4%
- in % of net sales	16,7%	14,7%		14,6%	10,2%	
Financial expenses	-0,3	-0,9	-69,6%	-1,1	-1,5	-27,8%
EBT	**48,6**	**28,2**	72,7%	**105,8**	**47,0**	125,1%
- in % of net sales	16,7%	14,3%		14,5%	9,9%	
Income taxes	-15,0	-10,7	40,1%	-33,9	-17,9	89,6%
- Tax ratio	30,8%	38,0%		32,0%	38,0%	
Minorities	0,1	0,0		0,4	0,0	
Net earnings after minorities	**33,7**	**17,5**	93,2%	**72,3**	**29,1**	148,2%
Net earnings per share (€)	**2,16**	**1,13**	91,2%	**4,66**	**1,89**	146,2%
Net earnings per share (€) - diluted	**2,13**	**1,13**	88,5%	**4,57**	**1,89**	141,5%
Weighted average shares outstanding				15,516	15,390	
Weighted average shares outstanding - diluted				15,817	15,390	

Primary segment data	**Sales**		**Gross Profit**	
	1-9/2002	**1-9/2001**	**1-9/2002**	**1-9/2001**
	by head office location of customer			
Breakdown by Regions	**€ Mio.**	**€ Mio.**	**%**	**%**
Europe	**514,3**	**322,9**	**44,6%**	**42,8%**
America	**165,8**	**112,6**	**43,3%**	**40,2%**
Asia/Pacific Rim	**34,8**	**33,2**	**36,4%**	**33,8%**
Africa/Middle East	**15,8**	**7,0**	**23,1%**	**25,7%**
	730,6	**475,8**	**43,5%**	**41,3%**

	Sales		**Gross profit**	
	1-9/2002	**1-9/2001**	**1-9/2002**	**1-9/2001**
Breakdown by Product Segments	**€ Mio.**	**€ Mio.**	**%**	**%**
Footwear	**502,9**	**312,9**	**44,2%**	**42,8%**
Apparel	**180,0**	**130,8**	**40,9%**	**37,6%**
Accessories	**47,8**	**32,1**	**45,5%**	**42,3%**
	730,6	**475,8**	**43,5%**	**41,3%**

Consolidated Balance Sheet as of June 30	2002 € Mio.	2001 € Mio.	Deviation
ASSETS			
Cash and cash equivalents	96,1	22,9	320,3%
Inventories	126,5	107,6	17,5%
Receivables and other current assets	219,0	172,7	26,8%
Total current assets	441,6	303,2	45,6%
Deferred Income Taxes	22,4	17,4	28,3%
Property and equipment, net	54,2	42,3	28,2%
Goodwill and other long-term assets	20,9	19,9	5,0%
	539,0	382,8	40,8%
LIABILITIES AND SHAREHOLDER'S EQUITY			
Short-term bank borrowings	43,6	44,6	-2,1%
Accounts payable	61,4	52,8	16,3%
Other current liabilities	168,5	106,3	58,5%
Total current liabilities	273,5	203,7	34,3%
Pension accruals	18,1	17,1	5,7%
Long-term liabilities interest bearing	0,9	2,4	-60,8%
Minority interest	0,3	0,3	-21,3%
Total Shareholders' equity	246,2	159,3	54,6%
	539,0	382,8	40,8%

Cash Flow Statement PUMA Group	1-9/2002 € Mio.	1-9/2001 € Mio.	Deviation
Earnings before taxes on income	105,8	47,0	125,1%
Non cash effected expenses and income	13,2	11,9	10,7%
Cash Flow - Gross	119,0	58,9	102,0%
Change in Working Capital	-35,3	-27,1	30,1%
Interests, taxes and other payments	-9,8	-8,1	20,8%
Cash Flow from operating activities	74,0	23,7	211,6%
Cash Flow from investing activities	-14,9	-35,9	-58,5%
Free Cash Flow	59,1	-12,1	
Cash Flow from financing activities	3,5	-7,9	
Effect on exchange rates on cash	-1,9	0,1	
Change in cash and cash equivalents	60,8	-20,0	
Cash and cash equivalents at beginning of financial year	35,3	42,8	-17,6%
Cash and cash equivalents end of the period	96,1	22,9	320,3%

Selected Key Figures	2002	2001	Deviation
World-wide sales (€ Mio.)	1.060,8	769,2	37,9%
Equity ratio	45,7%	41,6%	
Working capital (€ Mio.)	135,5	121,2	11,7%
Order backlog (€ Mio.)	501,4	312,7	60,4%
Investments in tangible and intangible assets (€ Mio.)	14,9	16,4	-8,9%
Headcount (September 30)	2.463	1.898	29,8%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.